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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25
                           NOTIFICATION OF LATE FILING

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                                                              SEC File Number
                                                                 0-23506
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                                                               CUSIP Number
                                                                 747748101
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(Check one)

[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended:  June 30, 2002

     [ ]     Transition Report on Form 10-K and Form 10-KSB
     [ ]     Transition Report on Form 20-F
     [ ]     Transition Report on Form 11-K
     [ ]     Transition Report on Form 10-Q and Form 10-QSB
     [ ]     Transition Report on Form N-SAR

     For Transition Period Ended: _________________________________

     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

                                     PART I
                             REGISTRANT INFORMATION

     Full Name of Registrant: Diva Entertainment, Inc.

     Former Name if Applicable: Not Applicable

     Address of Principal Executive Office (Street and Number): c/o Prima Eastwest Model Management, Inc. 6100 Wilshire Boulevard, Suite 710

     City, State and Zip Code: Los Angeles, California 90048

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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ]    (a)    The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;

     [X]    (b)    The subject annual report, semi-annual report, transition
                   report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]    (c)    The accountants statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The new certification requirements under the Sarbanes-Oxley Act resulted in additional scrutiny of the Company's financial statements for the year ended June 30, 2002, and the Form 10-KSB for that period. This resulted in a delay of the filing.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Peter Zachariou                         (323) 692-1730
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     (Name)                                  (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

            [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

            [X] Yes  [ ] No

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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The tragic events that occurred on September 11, 2001, at the World Trade Center in New York City had and continues to have a significant material adverse effect on the Company's operations. Operating expenses for the year ended June 30, 2002 will be approximately $2,378,624 as compared to $2,155,622 for the year ended June 30, 2002. Net loss for the year ended June 30, 2002 will be approximately $462,172 as compared to $743,748 for the year ended June 30, 2002.

                            Diva Entertainment, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date: October 1, 2002                 By:     /s/ Peter C. Zachariou
                                              ----------------------------------
                                           Name:  Peter C. Zachariou
                                           Title: President



Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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